Notice to ASX/LSE Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP) 4 December 2024 As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE). Bonus Deferral Awards (“BDA”) granted under the Rio Tinto 2018 Equity Incentive Plan 50% of the annual bonuses of the participating executives are delivered as BDA in the form of deferred ordinary shares of Rio Tinto plc or Rio Tinto Limited (“shares”), as applicable. The BDA vests in December of the third year after the end of the performance year to which the annual bonus relates. On 2 December 2024, the following PDMR / KMP received their vested BDA in the form of shares, of which sufficient were sold, in accordance with standing elections, to pay applicable withholding tax and other deductions. Security Name of PDMR / KMP Conditional Awards Granted Number of shares vested* Number of shares sold Price per share sold Number of shares retained Rio Tinto plc shares Baatar, Bold 6,956 8,199 3,578 GBP 49.879758 4,621 Rio Tinto plc shares Cunningham, Peter 5,203 6,132 2,860 GBP 49.879758 3,272 Rio Tinto Limited shares Kaufman, Sinead 4,711 5,364 2,514 AUD 118.942 2,850 Rio Tinto plc shares Stausholm, Jakob 13,017 15,343 6,489 GBP 49.879758 8,854 Rio Tinto Limited shares Trott, Simon 5,494 6,255 2,931 AUD 118.942 3,324 *The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original matching shares awarded, in accordance with the plan rules. FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release. LEI: 529900X2VMAQT2PE0V24 EXHIBIT 99.8

Notice to ASX/LSE 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Wei Wei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Media Relations, US Jesse Riseborough M +1 202 394 9480 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com